Inland Real Estate Corporation
                              Sticker Supplement


This Supplement No. 13 to our Prospectus which is dated April 7, 1998 updates information contained in the "Real Property Investments" and "Plan of Distribution" sections of the Prospectus. Any word that is capitalized in this supplement but not defined shall have the same meaning as in our Prospectus.

                           Real Property Investments

On October 8, 1998, we purchased the entire fee simple interest in a Community Center located at 1025-1253 East Golf Road, Schaumburg, Illinois known as "Woodfield Commons". We purchased Woodfield Commons from an unaffiliated third party for approximately $27,000,000.

On October 14, 1998, we purchased the entire fee simple interest in a Neighborhood Retail Center located at 8515-8575 Edinburgh Drive, Brooklyn Park, Minnesota known as "Edinburgh Festival Center". We purchased Edinburgh Festival Center from an unaffiliated third party for approximately $9,125,000. As part of the purchase of Edinburgh Festival Center, we assumed the existing mortgage with a balance of approximately $1,452,000. The paydown should occur by the end of the year.


                             Plan of Distribution

We commenced this Offering on April 7, 1998. As of September 30, 1998, we had accepted subscriptions for 10,724,937 shares (which amounts to $113,736,044 after subtracting out Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee). Inland Securities Corporation, an Affiliate of our Advisor, is dealer-manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of September 30, 1998, the commissions and fees payable to Inland Securities Corporation totaled $11,207,559. Our Advisor is entitled to receive an Advisor Asset Management fee, as described more fully in our Prospectus. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services, as also described more fully in our Prospectus. We may pay Acquisition Expenses up to .5% of the money that we raise in this Offering but in no event will we pay Acquisition Expenses that exceed 6% of the purchase price of any individual property.




                               SUPPLEMENT NO. 13
                            DATED OCTOBER   , 1998
                     TO OUR PROSPECTUS DATED APRIL 7, 1998
                       OF INLAND REAL ESTATE CORPORATION

We are providing this Supplement No. 13 to you in order to supplement our Prospectus. We previously supplemented our Prospectus by providing you with Supplement No. 12 dated October 7, 1998. Supplement No. 12 combined all of the information contained in Supplement Nos. 1 through 11. Therefore, you must read this Supplement No. 13, Supplement No. 12 and the Prospectus for the most up to date information. This Supplement No. 13 updates information in the "Real Property Investments" and "Plan of Distribution" sections of our Prospectus. Any word that is capitalized in this Supplement but not defined shall have the same meaning as in our Prospectus.


                           Real Property Investments

Woodfield Commons, Schaumburg, IL

On October 8, 1998, we purchased the entire fee simple interest in a Neighborhood Retail Center located at 1025-1253 East Golf Road in Schaumburg, Illinois known as "Woodfield Commons". We purchased Woodfield Commons from Woodfield Commons L.P., an unaffiliated third party, for approximately $27,000,000. We paid for Woodfield Commons using cash and cash equivalents. The purchase price was approximately $130.37 per square foot, which we concluded was fair and reasonable based on, among other things, an appraisal that we received and presented to our board of directors.

Woodfield Commons is comprised of three centers, Woodfield Commons West, Woodfield Commons East and a retail strip which is adjacent to Woodfield Commons West. Woodfield Commons West is a stand alone one-story building which is occupied by Toys R Us. Woodfield Commons West was built in 1973. Woodfield Commons East is a one-story "L-shaped" shopping center and was built in 1975. The retail strip adjacent to Woodfield Commons West was constructed in 1997. In total, Woodfield Commons contains 207,106 leasable square feet. As of September 30, 1998, Woodfield Commons was 94% leased. When we evaluated Woodfield Commons as a potential acquisition, we considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. We believe that the center is located within a vibrant economic area. The center contains a
diverse tenant mix including       major national tenants.  We did not consider
any other factors when we decided to acquire this property.

We do not anticipate making any significant repairs and improvements to Woodfield Commons over the next few years. However, if we were to make any repairs or improvements, a substantial portion of any monies spent on repairs and improvements would be paid by the tenants, pursuant to our leases with these tenants.

The table below sets forth the occupancy rate at Woodfield Commons expressed as a percentage of total gross leasable area and the average annual base rent per square foot:

                                     Occupancy Rate              Effective
                                          as of                Annual Rental
                                      December 31,           Rate Per Leasable
            Year Ending               of Each Year               Square Ft
           December 31,                    (%)                      ($)
           ------------               ------------             -------------
               1997                        99                      12.24
               1996                        87                      11.19
               1995                        93                      14.71
               1994                        96                      14.01
               1993                        98                      17.42


Tenants leasing more than 10% of the total gross leasable area of the property are Toys R Us, a toy store, Comp USA, a computer store and Tower Records, a music store. These leases require the tenants to pay base annual rent on a monthly basis as follows:

                                           Base Rent
                                          Per Square
                  Approximate               Foot Per
                     GLA       % of Total    Annum           Lease Term
  Lessee            Leased        GLA         ($)       Beginning       To
   -----------    ----------- ----------- ------------ ------------ ---------

Toys R Us           47,223        23          2.59      Currently    11/30/01
  Option 1                                    2.59      12/01/01     11/30/06
  Option 2                                    2.59      12/01/06     11/30/11
  Option 3                                    2.59      12/01/11     11/30/16

Comp USA            25,600        12         18.25      Currently    09/30/02
                                             19.25      10/01/02     09/30/07
                                             20.25      10/01/07     09/30/12
  Option 1                                   21.25      10/01/12     09/30/17
  Option 2                                   22.25      10/01/17     09/30/22
  Option 3                                   23.25      10/01/22     09/30/27

Tower Records       23,150        11         19.55      Currently    04/30/03
                                             22.48      05/01/03     04/30/09
  Option 1                                   25.86      05/01/09     04/30/14
  Option 2                                   29.73      05/01/14     04/30/19
  Option 3                                   34.19      05/01/19     04/30/24


For federal income tax purposes, our depreciable basis in Woodfield Commons will be approximately $20,250,000. When we calculate depreciation expense, for tax purposes, we will use the straight-line method. We will depreciate buildings and improvements based upon estimated useful lives of 40 years.

Real estate taxes payable in 1998 for the tax year ended 1997 (the most recent tax year for which information is available) were $713,817. The real estate taxes payable were calculated by multiplying the assessed value of the property by an equalizer of 2.1489 and a tax rate of 9.240%.

On September 30, 1998, a total of 194,797 square feet was leased to seventeen tenants at Woodfield Commons. The following tables set forth information with respect to the amount of and expiration of the leases at this Neighborhood Retail Center:

                  Approximate                         Current        Rent per
                      GLA       Lease     Renewal    Annual Rent    Square Foot
  Lessee            Leased      Ends      Option         ($)            ($)
  ------          ----------    -----     ------     -----------    -----------
Toys R Us           47,223      11/01     3/5 yr.      122,308          2.59
Party City          11,413      05/08     2/5 yr.      233,967         20.50
Cost Plus           18,900      05/08     3/5 yr.      378,000         20.00
Comp USA            25,600      09/12     3/5 yr.      467,200         18.25
Enterprise Leasing   2,000      06/00        -          32,580         16.29
Areawide Cellular    2,800      08/99     1/5 yr.       45,472         16.24
Tower Records       23,150      10/08     3/5 yr.      452,583         19.55
Apt. Relocation
  Consultants        2,400      03/00        -          40,800         17.00
Currency Exchange    1,200      09/98        -          23,376         19.48
Secretary of State   8,200      02/99        -         186,468         22.74
Kames Music          4,428      05/99        -          59,822         13.51
House of Hunan       6,435      03/99        -         101,416         15.76
Men's Wearhouse      5,250      07/05     2/5 yr.      105,000         20.00
Inca Computer       11,795      08/08     2/5 yr.      206,413         17.50
Boogie Nights        8,917      02/01        -         132,417         14.85
Joanne Fabrics      10,634      01/03     2/5 yr.       79,755          7.50
Fitness Warehouse    4,452      05/01        -          72,657         16.32
Vacant              12,309

                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                                     Annual Base    Total     Per Square  Building GLA     Rent
                        Approx. GLA   Rent of       Annual    Foot Under  Represented   Represented
  Year       Number of  of Expiring  Expiring       Base      Expiring    by Expiring   By Expiring
 Ending       Leases      Leases     Leases        Rent (1)   Leases        Leases       Leases
December 31,  Expiring  (Sq. Ft.)       ($)          ($)         ($)          (%)          (%)
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1998           -          -           -        2,672,066        -           -             -

   1999           5        23,063     416,553     2,758,669      18.06       11.14         15.10

   2000           1         2,400      40,800     2,345,325      17.00        1.16          1.74

   2001           3        60,592     346,502     2,319,164       5.72       29.26         14.94

   2002           -          -           -        1,972,662        -           -             -

   2003           2        12,634     116,375     1,998,262       9.21        6.10          5.82

   2004           -          -           -        2,030,982        -           -             -

   2005           1         5,250     118,125     2,030,982      22.50        2.53          5.82

   2006           -          -           -        1,912,857        -           -             -

   2007           -          -           -        1,912,857        -           -             -


(1) We made no assumptions regarding the re-leasing  of  expired  leases.   It is the opinion  of our
management that the space will be re-leased at market rates at the time of re-leasing.



We received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers. The appraisal reported a fair market value for Woodfield Commons, as of September 1, 1998, of $27,075,000. You should note that appraisals are estimates of value and therefore you should not rely upon them as a measure of true worth or realizable value.

Edinburgh Festival Center, Brooklyn Park, MN

On October  14,  1998,  we  purchased  the  entire  fee  simple  interest  in a
Neighborhood Retail Center located at 8515-8575 Edinburgh Drive in Brooklyn Park, Minnesota known as "Edinburgh Festival Center". We purchased Edinburgh Festival Center from Edinburgh Festival Partners, L.L.P., an unaffiliated third party, for approximately $9,125,000. As part of the purchase of Edinburgh Festival Center, we assumed the existing mortgage on the property. This mortgage had a balance of approximately $6,077,000. The lender has agreed to allow us to paydown the principal balance of the mortgage by approximately $1,452,000. We anticipate making this paydown by the end of 1998. We paid the remainder of the purchase price using cash and cash equivalents. The purchase price was approximately $99.60 per square foot, which we concluded was fair and reasonable based on, among other things, an appraisal that we received by and presented to our board of directors.

Edinburgh Festival Center, built in 1997, is a one-story, two structure, multi-tenant retail facility. Edinburgh Festival Center contains 91,584 leasable square feet. As of September 30, 1998, Edinburgh Festival Center was 97% leased (100% leased if the master lease, which lasts for five years, is considered). When we evaluated Edinburgh Festival Center as a potential acquisition, we considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. We believe that the center is located within a vibrant economic area. We were attracted to the center because it is newly constructed and has a grocery store anchor. We did not consider any other factors when we decided to acquire the property.

We do not anticipate making any significant repairs and improvements to Edinburgh Festival Center over the next few years. However, if we were to make any repairs or improvements, a substantial portion of any monies spent on repairs and improvements would be paid by the tenants, pursuant to the terms of our leases with these tenants.

The table below sets forth the occupancy rate at Edinburgh Festival Center expressed as a percentage of total gross leasable area and the average annual base rent per square foot:


                                     Occupancy Rate              Effective
                                          as of                Annual Rental
                                      December 31,           Rate Per Leasable
            Year Ending               of Each Year               Square Ft
           December 31,                    (%)                      ($)
           ------------               ------------             -------------

               1997                        91                      9.03
               1996                         *                        *

*  Edinburgh Festival Center was built in 1997.


One tenant, Knowlan's Festival Grocery, leases more than 10% of the total gross
leasable area of the property.    This  lease  requires  the tenant to pay base
annual rent on a monthly basis as follows:

                                           Base Rent
                                          Per Square
                  Approximate               Foot Per
                     GLA       % of Total    Annum           Lease Term
  Lessee            Leased        GLA         ($)       Beginning       To
   -----------    ----------- ----------- ------------ ------------ ---------
Knowlan's Festival
  Grocery          54,212          59       6.90        Currently    05/31/02
                                            7.20        06/01/02     05/31/07
                                            7.50        06/01/07     05/31/12
                                            7.80        06/01/12     05/31/17
  Option 1                                  7.80        06/01/17     05/31/22
  Option 2                                  7.80        06/01/22     05/31/27
  Option 3                                  7.80        06/01/27     05/31/32
  Option 4                                  7.80        06/01/32     05/31/37

For federal income tax purposes, our depreciable basis in Edinburgh Festival Center will be approximately $6,800,000. When we calculate depreciation expense, for tax purposes, we will use the straight-line method. We will depreciate buildings and improvements based upon estimated useful lives of 40 years.

Real estate taxes payable in 1998 for the tax year ended 1998 are $159,515. The real estate taxes payable were calculated by adding the tax capacity based tax and the market value tax.

On September 30, 1998, a total of 88,736 square feet was leased to thirteen tenants at Edinburgh Festival Center. The following tables set forth information with respect to the amount of and expiration of the leases at this Neighborhood Retail Center:

                  Approximate                         Current        Rent per
                      GLA       Lease     Renewal    Annual Rent    Square Foot
  Lessee            Leased      Ends      Option         ($)            ($)
  ------          ----------    -----     ------     -----------    -----------
Fish & Friends       1,869      08/03     1/5 yr.       26,166         14.00
Hollywood Video      7,038      06/07     2/5 yr.      112,608         16.00
Knowlan's Festival
  Grocery           54,212      05/17     4/5 yr.      374,063          6.90
Knowlan's Corridor     264      05/17        -           3,696         14.00
Snyder's Drug Store  8,916      06/07     2/5 yr.       89,160         10.00
Edinburgh Dairy
  Queen              2,401      05/08     2/5 yr.       31,837         13.26
Caribou Coffee       1,814      05/03     1/5 yr.       21,768         12.00
General Nutrition    1,400      05/03     2/5 yr.       18,200         13.00
Pizza Man            1,120      11/02     1/5 yr.       13,664         12.20
Great Clips          1,400      06/02        -          19,600         14.00
Clean 'N Press       1,260      06/02     1/5 yr.       17,010         13.50
B.P. Liquor          4,640      05/07     2/5 yr.       64,960         14.00
Potpourri Floral     2,450      10/04        -          29,400         12.00
Vacant               2,800


                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                                     Annual Base    Total     Per Square  Building GLA     Rent
                        Approx. GLA   Rent of       Annual    Foot Under  Represented   Represented
  Year       Number of  of Expiring  Expiring       Base      Expiring    by Expiring   By Expiring
 Ending       Leases      Leases     Leases        Rent (1)   Leases        Leases       Leases
December 31,  Expiring  (Sq. Ft.)       ($)          ($)         ($)          (%)          (%)
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1998          -          -            -        812,586          -           -             -

   1999          -          -            -        823,357          -           -             -

   2000          -          -            -        825,212          -           -             -

   2001          -          -            -        835,983          -           -             -

   2002          3         3,780       52,794     842,096        13.97        4.13          6.27

   2003          3         5,083       69,762     829,864        13.72        5.55          8.41

   2004          1         2,450       36,750     762,287        15.00        2.68          4.82

   2005          -          -            -        726,522          -           -             -

   2006          -          -            -        727,530          -           -             -

   2007          3        20,594      298,718     728,687        14.51       22.49         40.99


(1) We made no assumptions regarding the  re-leasing  of  expired  leases.   It is the opinion of our
management that the space will be re-leased at market rates at the time of re-leasing.




We received a letter appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers. The appraisal reported a fair market value for the Edinburgh Festival Center property, as of August 25, 1998, of $9,270,000. You should note that appraisals are estimates of value and therefore you should not rely upon them as a measure of true worth or realizable value.

                             Plan of Distribution

We commenced this Offering on April 7, 1998. As of September 30, 1998, we had accepted subscriptions for 10,724,937 shares (which amounts to $113,736,044 after subtracting out Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fees).

Inland Securities Corporation, an Affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of September 30, 1998, the commissions and fees payable to Inland Securities Corporation totaled $11,207,559. An Affiliate of our Advisor is also entitled to receive Property Management Fees for management and leasing services. We incurred Property Management Fees of approximately $1,149,000 for the six months ended June 30, 1998 and $1,120,000 for the year ended December 31, 1997. Our Advisor may also receive an annual Advisor Asset Management Fee of not more than 1% of the Average Invested Assets, paid quarterly. For the six months ended June 30, 1998, we had incurred Advisor Asset Management Fees of $980,376. For the year ended December 31, 1997, we had incurred Advisor Asset Management Fees of $843,000. We may pay Acquisition Expenses in an amount estimated to be up to
 .5% of the money that we raise in this Offering but in no event will we pay Acquisition Expenses that exceed 6% of the purchase price of any individual property. As of September 30, 1998, the Company had paid Acquisition Expenses of approximately $2,800,000.